Exhibit 99.1

Ballard Announces Order From Solaris For 12 Fuel Cell Modules to Power Bolzano Buses

VANCOUVER, July 30, 2019 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced a purchase order from Solaris Bus & Coach S.A. ("Solaris"; www.solarisbus.com), a leading European bus and trolleybus manufacturer and Ballard partner headquartered in Bolechowo, Poland, for 12 FCmove™-HD fuel cell modules to power 12 buses to be deployed with SASA Bolzano, the public transport operator in Bolzano, Italy under the Joint Initiative For Hydrogen Vehicles Across Europe ("JIVE") funding program.

The Urbino 12 hydrogen model fuel cell electric bus (FCEB) – capable of traveling 350 kilometers on a single hydrogen refueling – was unveiled by Solaris at the UITP Global Public Transport Summit 2019, held in June in Stockholm, Sweden. The bus incorporates an axle with two electric motors and is equipped with a climate control system utilizing heat generated by the fuel cell module. The 12 FCmove™-HD modules – a product that was launched by Ballard at the UITP Global Public Transport Summit 2019 in June – are expected to ship in 2020 and the buses are expected to be deployed with SAS Bolzano by 2021.

"We have collaborated with Solaris for a number of years and are very pleased to now provide our latest generation fuel cell power modules for the Bolzano deployment," said Rob Campbell, Ballard Chief Commercial Officer. "This now brings the total number of Ballard fuel cell modules ordered for buses under the European JIVE program to 92, with deployments planned in Germany, France, the U.K. – including both England and Scotland – and now Italy."

Benefits of Ballard's new FCmove™-HD compared to the current generation heavy-duty fuel cell module include:

  Lower Lifecycle Cost – Expected 35% reduction in product lifecycle cost, achieved through lower maintenance requirements, higher reliability and 50% fewer parts.
  High Reliability – The fuel cell module is a completely integrated system designed with a new generation of more robust balance-of-plant components to improve reliability. Utilizing Ballard's latest FCgen®-LCS fuel cell stack technology, the Company delivers its most reliable product to date with an expected operating lifetime greater than 30,000 hours.
  Simplified System Integration – The smaller, more powerful fuel cell module enables greater flexibility in commercial vehicle design. Reducing the volume by 40% and weight by 35% has produced a compact, low-profile module that is ready to install in tight spaces.
  Freeze Start Capability – FCmove™ is tolerant to a wider range of operating conditions, including freeze start to -25⁰C (-13⁰F) without external energy. There is no need to plug in the vehicle or use special start procedures.
  Higher Temperature Operation – The fuel cell module can operate at higher temperatures, thereby permitting a smaller cooling package for integration flexibility, and generates HVAC heating, significantly improving overall fuel economy and vehicle efficiency.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. The Company builds fuel cell products that reduce customer costs and risks, and helps customers solve difficult technical challenges or address new business opportunities. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The Solaris ‘Urbino 12 hydrogen’ Fuel Cell Electric Bus (CNW Group/Ballard Power Systems Inc.)

SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:15e 30-JUL-19